UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

PURECYCLE TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

74623V 103
(CUSIP Number)

March 17, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☒ Rule 13d-1 (c)

☐ Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages(s))

Page 1 of 7 Pages

CUSIP No. 74623V 103	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Gregory D. Wasson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 142,331
	6	SHARED VOTING POWER 7,401,111
	7	SOLE DISPOSITIVE POWER 142,331
	8	SHARED DISPOSITIVE POWER 7,401,111
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,543,442
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) The foregoing percentage is based on 118,322,900 shares of common stock outstanding as of March 17, 2021, as disclosed in the Registration Statement on Form S-1/A (File No. 333-251034) filed with the SEC by the Issuer on March 19, 2021.

CUSIP No. 74623V 103	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Kim Wasson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,401,111
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,401,111
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,401,111
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) The foregoing percentage is based on 118,322,900 shares of common stock outstanding as of March 17, 2021, as disclosed in the Registration Statement on Form S-1/A (File No. 333-251034) filed with the SEC by the Issuer on March 19, 2021.

CUSIP No. 74623V 103	13G	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer: PureCycle Technologies, Inc. (“Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

5950 Hazeltine National Drive, Suite 650 Orlando, FL 32822

Item 2.

(a)	Name of Person Filing:

Gregory D. Wasson

Kim Wasson

(b)	Address of Principal Business Office or if none, Residence:

233 N Michigan Avenue, Suite 1410

Chicago, Illinois 60557

(c)	Citizenship:

Gregory D. Wasson – United States

Kim Wasson – United States

(d)	Title of Class of Securities: Common Stock, $0.001 par value

(e)	CUSIP Number: 74623V 103

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Gregory D. Wasson – 7,543,442 shares

Kim Wasson – 7,401,111 shares

(b)	Percent of Class:

Gregory D. Wasson – 6.4%

Kim Wasson – 6.3%

The foregoing percentages are based on 118,322,900 shares of common stock outstanding as of March 17, 2021, as disclosed in the Registration Statement on Form S-1/A (File No. 333-251034) filed with the SEC by the Issuer on March 19, 2021.

CUSIP No. 74623V 103	13G	Page 5 of 7 Pages

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Gregory D. Wasson – 142,331 shares

Kim Wasson – 0 shares

Includes shares beneficially owned by Wasson Family 2015 GST Irrevocable Gift Trust dated 10/19/2015, over which Gregory D. Wasson has sole voting power.

(ii)	shared power to vote or to direct the vote:

Gregory D. Wasson – 7,401,111 shares

Kim Wasson – 7,401,111 shares

Includes shared beneficially owned by WE-INN LLC, over which Gregory D. Wasson and Kim Wasson share voting power.

(iii)	sole power to dispose or to direct the disposition of:

Gregory D. Wasson – 142,331 shares

Kim Wasson – 0 shares

Includes shares beneficially owned by Wasson Family 2015 GST Irrevocable Gift Trust dated 10/19/2015, over which Gregory D. Wasson has sole investment power.

(iv)	shared power to dispose or to direct the disposition of:

Gregory D. Wasson – 142,331 shares

Kim Wasson – 0 shares

Includes shared beneficially owned by WE-INN LLC, over which Gregory D. Wasson and Kim Wasson share investment power.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 74623V 103	13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 26, 2021

/s/ Gregory D. Wasson
Gregory D. Wasson

/s/ Kim Wasson
Kim Wasson

CUSIP No. 74623V 103	13G	Page 7 of 7 Pages

Exhibit A

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or she knows or has reason to believe that such information is inaccurate.

March 26, 2021

/s/ Gregory D. Wasson
Gregory D. Wasson

/s/ Kim Wasson
Kim Wasson